SCHEDULE A

During the 60 days prior to the filing of this Amendment No. 1, in addition to the transactions set forth on Schedule B to Schedule 13D initially filed on November 17, 2025, the Reporting Person effected the following open market transactions in the Class A Common Stock of the Issuer.

Date	Transaction (Buy/Sell)	Number of Shares	Weighted Average Price *	Price Range
11/17/2025	Buy	1,350,197	$4.1602	$3.6550 - $4.4300

* The Reporting Person undertakes to provide upon request by the staff full information regarding the number of shares purchased at each separate price of the open market transactions set forth on this Schedule A and on Schedule B to Schedule 13D initially filed on November 17, 2025.